SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Amendment to the Agreement for the Sale of Pyrolysis Gasoline and of Hydrogen dated February 1, 2002 (“Agreement”).
Key terms and conditions

The main terms and conditions of the amendment address: (i) the suspension of the supply of pyrolysis gasoline for an indefinite period; (ii) amendment of the contractual term to 12/31/2020; (iii) amendment of key clauses on mediation, terms and penalties; (iv) inclusion of compliance and anticorruption clauses; and (v) amendment of the annual estimated amount of the Agreement to fifteen million reais (R$15,000,000.00).

Date of signing of agreement	8/19/2019
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Not applicable
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Braskem’s crackers produce and supply utilities, such as electricity, steam and hydrogen, to other companies installed in the petrochemical complexes where its crackers are located, which contributes to the creation of value for its business and for the entire petrochemical chain. In this context, a long-term agreement was entered into with Petrobras, based on market prices, to supply hydrogen to the Duque de Caxias Refinery (REDUC), Petrobras’s refinery located in Duque de Caxias, Rio de Janeiro.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.